June 4, 2007
VIA EDGAR
Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	TopSpin Medical, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-142242
Dear Mr. Mancuso:
     On behalf of TopSpin Medical, Inc. (the “Company”), in connection with Amendment No. 4 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), we are hereby responding to the oral comments provided by the staff of the Securities and Exchange Commission (the “Commission”) via telephone on June 4, 2007. In response to your comments, we have filed as Exhibit 4.2 to the Registration Statement the “Form of Subscription Agreement.” We represent that as of the time of filing of the Amendment 4 to the Registration Statement that no person has signed the “Form of Subscription Agreement” attached as Exhibit 4.2. In addition, we confirm that the Company has no intention of soliciting U.S. investors, such that the “Form of Subscription Agreement” will be signed by only non-U.S. investors. In the event the Company determines to solicit U.S. investors in the future, a form of subscription agreement will be filed by post-effective amendment prior to its use.
     In response to your oral comments, we have also amended the language in Exhibit 23.1
          Thank you for timely review of the Registration Statement. Please direct any questions to the undersigned at 202.220.1454 or Lauren Dougherty, Esq. at 202.220.1209.

Respectfully submitted,
/s/ Robert B. Murphy

Robert B. Murphy, Esq.